1460 EL CAMINO REAL2ND FLOORMENLO PARK, CA 94025-4110 +1.650.838.3600

September 21, 2020

VIA EDGAR

Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:
Aemetis, Inc.
Registration Statement on Form S-3
Registration No. 333-248492

Ladies and Gentlemen:

On behalf of Aemetis, Inc. (the “Company”), we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-3 (Registration No. 333-248492) (the “Registration Statement”) of the Company in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. on September 24, 2020, or as soon as practicable thereafter.

Please notify me by phone at (650) 838-3772 or by email at chris.forrester@shearman.com of the date and time that the registration statement has been declared effective. Thank you for your assistance in this matter.

Very truly yours,

/s/ Chris Forrester______

Chris Forrester
Shearman & Sterling LLP

cc: Todd Waltz, Aemetis, Inc.
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